Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                       May 17, 2011

VIA EDGAR
----------

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Re: AllianceBernstein Cap Fund, Inc. - AllianceBernstein International Focus 40 Portfolio
            Post-Effective Amendment No. 94
            File Nos. 2-29901 and 811-1716
            --------------------------------------------------------------------

Dear Ms. Stirling:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Cap Fund, Inc. on behalf of its series, AllianceBernstein International Focus 40 Portfolio (the "Fund"), as provided orally to Young Seo of this office on April 15, 2011. The Staff's comments and our responses are discussed below.

Retail Prospectus
-----------------

Comment 1:  Fees and Expenses of the Fund: Please confirm that the Fund pays no acquired fund fees and expenses.

Response:   The Fund has not commenced operations.

Comment 2:  Fees and Expenses of the Fund: The footnotes to the Fee Table should be sequential.

Response:   We have revised the disclosure in response to this comment.

Comment 3:  Fees and Expenses of the Fund: Please file the Adviser's fee waiver agreement as an exhibit to the registration statement.

Response:   We will file the Adviser's expense limitation agreement with the
            485(b) filing.

Comment 4:  Fees and Expenses of the Fund: The second sentence of footnote (b)
            to the Annual Fund Operating Expenses table states that "[f]ees and expenses borne by the Adviser from [_________], 2011 through [__________], 2012 may be reimbursed by the Fund." Any expenses that are excluded, for example, acquired fees and expenses, should be included in the footnote.

Response:   As explained in the footnote, the fees and expenses that may be reimbursed to the Adviser by the Fund are limited to the Fund's total initial operating expenses.

Comment 5:  Fees and Expenses of the Fund: Footnote (b) to the Annual Fund
            Operating Expenses table should include a disclosure regarding whether the board can terminate the expense reimbursement or fee waiver arrangement and under what circumstances.

Response:   We have revised the disclosure in response to this comment.

Comment 6:  Fees and Expenses of the Fund: The last sentence of footnote (b) to the Annual Fund Operating Expenses table states that "[n]o reimbursement payment will be made that would cause the Fund's total annualized operating expenses to exceed the fee percentages reflected in the table." In lieu of stating "the fee percentages reflected in the table," please state "the total annual fund operating expenses after fee waiver."

Response:   We have revised the disclosure in response to this comment.

Comment 7:  Fees and Expenses of the Fund: The last sentence of footnote (b) to the Annual Fund Operating Expenses table states that "[n]o reimbursement payment will be made that would cause the total of the payments to exceed the Fund's total initial offering expenses." The discussion of the Adviser's fee waiver and/or expense reimbursement agreement in the disclosure regarding the advisory agreement and expenses in the "Management of the Fund" section of the Statement of Additional Information should include similar disclosure regarding "initial offering expenses."

Response:   We have revised the disclosure in response to this comment.

Comment 8:  Fees and Expenses of the Fund: The last sentence of footnote (b) to the Annual Fund Operating Expenses table states that "[n]o reimbursement payment will be made that would cause the total of the payments to exceed the Fund's total initial offering expenses." Please confirm to the Staff that this arrangement will restrict the possibility of payment to the Adviser and not increase the possibility of payment to the Adviser.

Response:   We confirm that this arrangement will restrict payment to the
            Adviser to the amount of the Fund's total initial operating expenses.

Comment 9:  Principal Strategies: Please confirm whether the sixth paragraph regarding "currencies" describes a principal strategy of the Fund or if the disclosure should be included as an Item 9 disclosure.

Response:   We confirm that the paragraph describes a principal strategy of the Fund.

Comment 10: Principal Strategies: The first sentence of the seventh paragraph states that "[t]he Fund may make short sales of securities or maintain a short position." Please confirm in the response letter whether any expenses related to short sales are in fact included in the Fee Table under the heading "Other Expenses."

Response:   The Fund has not commenced operations and does not have short sale expenses to disclose in the estimates provided in the Fee Table under the heading "Other Expenses."

Comment 11: Principal Risks: Derivatives risk disclosure should be tailored to the types of derivatives the Fund intends to use and the risks specific to those types of derivatives.

Response:   We have not revised the disclosure in response to this comment because we believe that the disclosure appropriately describes the derivatives used by the Fund.

Comment 12: Portfolio Manager: The portfolio manager disclosure states that
            "Laurent Saltiel ... has been the person responsible for day-to-day management of the Fund's portfolio since its inception." In lieu of stating "since its inception," please insert a date.

Response:   We have revised the disclosure in response to this comment.

Comment 13: Additional Information About the Fund's Risks and Investments: If
            engaging in swap transactions is a principal strategy/risk, disclosure regarding swap transactions should be included in the Summary section.

Response:   Swap transactions are not a principal strategy of the Fund.

Comment 14: Additional Information About the Fund's Risks and Investments: In
            the disclosure regarding credit default swap agreements, if the Fund expects to sell, please confirm that the Fund will cover the full notional value of the swaps.

Response:   Disclosure regarding credit default swap agreements has been deleted.

Comment 15: Management of the Fund: Disclosure regarding Laurent Saltiel in the
            Portfolio Managers section states that "[p]rior thereto, he was associated with Janus Capital since prior to 2006." Please provide description of the capacity in which he was associated with Janus.

Response:   We have revised the disclosure in response to this comment.

Comment 16: Either in the Summary section or in the Item 9 disclosure, please include an explanation of how the Adviser defines "non-U.S.
            issuers."

Response:   The definition of "non-U.S. issuer" is included in the Glossary.

Retirement Prospectus
---------------------

Comment 17: Fees and Expenses of the Fund: In the Fee Table in the retail prospectus, the maximum sales charge on Class A shares is stated to be 4.25% whereas, in the Fee Table in the retirement prospectus, it is stated to be none. Please provide an explanation.

Response:   There is no front-end sales charge on sales of Class A shares offered to retirement plans in the Retirement Prospectus.

SAI
---

Comment 18: Management of the Fund - Officer Information: Description of the
            principal occupation during the past five years for Laurent Saltiel should conform to the disclosure in the prospectus.

Response:   We have revised the disclosure in response to this comment.

                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                Sincerely,

                                                /s/ Young Seo
                                                -------------
                                                Young Seo


cc:   Emilie D. Wrapp, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.



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